Thom Beers (I)

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Producer | Writer | Additional Crew


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Thom Beers is known for Deadliest Catch (2005), Captain Planet and the Planeteers (1990) and The Tomorrow People (2013). See full bio »

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Contact Info: View agent, publicist, legal on IMDbPro

Won 3 Primetime Emmys. Another 1 win & 20 nominations. See more awards »

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124 videos »

Known For



Deadliest Catch	Captain Planet and the P...	The Tomorrow People	Swords: Life on the Line
Producer	Producer	Producer	Producer
(2005-2022)	(1990-1992)	(2013-2014)	(2009-2011)

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Producer (123 credits) Hide

Deadliest Catch (TV Series documentary) (executive producer - 310 2005-2022

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Related News

'Deadliest Catch' Creator Thom Beers Lists 'Zen Retreat'-Style Home for $8.5M
01 December 2021 | The Hollywood Reporter

Dan Rather Feature Doc In The Works With Original Productions As 'Deadliest Catch' Producer Moves

episodes)
- Sub-Zero Scramble (2022) ... (executive producer)
- Graveyard of Gear (2022) ... (executive producer)
- Frozen (2022) ... (executive producer)
- Avian Apocalypse (2022) ... (executive producer)
- Hell on the High Seas (2022) ... (executive producer)

Show all 310 episodes

Deadliest Catch: Trial of a Generation (TV Movie documentary) (executive producer) 2021

Kings of Kush (TV Series) (executive producer - 1 episode) 2021
- I've Got An Idea (2021) ... (executive producer)

After the Catch (TV Series documentary) (executive producer - 33 episodes) 2007-2020
- No Safe Passage (2020) ... (executive producer)
- Big New Boat (2020) ... (executive producer)
- The Better Captain (2020) ... (executive producer)
- Hillstrand Yoga (2020) ... (executive producer)
- Too Close for Comfort (2020) ... (executive producer)

Show all 33 episodes

The American Farm (TV Series documentary) (executive producer - 8 episodes) 2019
- Never Give Up (2019) ... (executive producer)
- Make Or Break (2019) ... (executive producer)
- On The Brink (2019) ... (executive producer)
- Chasing the Dream (2019) ... (executive producer)
- Invading Hordes (2019) ... (executive producer)

Show all 8 episodes

Deadliest Catch: Tortured to Greatness (TV Movie) (executive producer) 2019

Deadliest Catch: Strategy & Deception (TV Movie documentary) (executive producer) 2019

Deadliest Catch: Unfinished Business (TV Movie) (executive producer) 2019

Carlos Almaraz: Playing with Fire (Documentary) (executive producer) 2019

Storage Wars (TV Series) (executive producer - 174 episodes) 2010-2018
- Om Sweet Om (2018) ... (executive producer)
- They Shoe Horses, Don't They? (2018) ... (executive producer)
- The Jenny, The Baker, The Prosthetics Maker (2018) ... (executive producer)
- Weekend at Barry's (2018) ... (executive producer)
- Some Mo' Mr. Nice Guy (2017) ... (executive producer)

Show all 174 episodes

Deadliest Catch: Battle Scars (TV Special) (executive producer) 2018

Hot Wheels: 50th Anniversary Special (TV Movie documentary) (executive producer) 2018

Bering Sea Gold (TV Series) (executive producer - 89 episodes) 2012-2018
- Bigger & Badder (2018) ... (executive producer)
- King of Nome (2018) ... (executive producer)
- Innovate & Overcome (2018) ... (executive producer)
- Closing the Gap (2018) ... (executive producer)
- Every Ounce Counts (2018) ... (executive producer)

Show all 89 episodes

Deadliest Catch: Coast Guard Heroes (TV Movie documentary) (executive producer) 2018

Deadliest Catch: Legend of Jake Anderson (TV Movie) (executive producer) 2018

Deadliest Catch: Captain vs Captain (TV Special) (executive producer) 2018

Roll with Me (Documentary) (executive producer) 2017

Deadliest Catch: Jonathan Hillstrand Legacy (TV Special) (executive producer) 2017

Ice Road Truckers (TV Series documentary) (executive producer - 122 episodes, 2007 - 2017) (co-executive producer - 1 episode, 2010) (producer - 1 episode, 2009)
- Jackknife Jeopardy (2017) ... (executive producer)
- The Ice Is Right (2017) ... (executive producer)
- Icy Alliance (2015) ... (executive producer)
- Hell Freezes Over (2015) ... (executive producer)
- Mother Nature Scorned (2015) ... (executive producer)

Show all 124 episodes

No Man's Land (Documentary) (executive producer) 2017/I

Deadliest Catch: Sig Hansen Legacy (TV Special documentary) (executive producer) 2016

Deadliest Catch: Legend of the Wizard (TV Movie documentary) (executive producer) 2016

Ax Men (TV Series documentary) (executive producer - 135 episodes, 2008 - 2016) (field producer - 6 episodes, 2011 - 2012)
- All Hail the King (2016) ... (executive producer)
- Back in Black (2016) ... (executive producer)
- Reunited and Feels Like Wood (2016) ... (executive producer)
- Take This Log and Shove It (2016) ... (executive producer)
- Getting a Leg Up (2016) ... (executive producer)

Show all 140 episodes

Celebrity Name Game (TV Series) (executive producer - 13 episodes) 2014-2015
- Mark Duplass & Guillermo Rodriguez #1 (2015) ... (executive producer)
- Melissa Peterman & Willie Garson #1 (2015) ... (executive producer)
- Mel B. & Constance Marie #3 (2015) ... (executive producer)
- Ana Gasteyer & Billy Gardell #2 (2015) ... (executive producer)
- Mena Suvari & Joely Fisher #3 (2015) ... (executive producer)

Show all 13 episodes

My Fab 40th (TV Series) (executive producer - 6 episodes) 2015
- Forty, I Do! (2015) ... (executive producer)
- The Conscious Uncoupling (2015) ... (executive producer)
- Surprise, You're Forty! (2015) ... (executive producer)
- Coming Out at Forty (2015) ... (executive producer)
- The Fast and the 40th (2015) ... (executive producer)

Show all 6 episodes

The Returned (TV Series) (executive producer - 10 episodes) 2015
- Peter (2015) ... (executive producer)
- Helen (2015) ... (executive producer)
- Claire (2015) ... (executive producer)
- Rowan (2015) ... (executive producer)
- Lucy (2015) ... (executive producer)

Show all 10 episodes

Deadliest Catch: Legend of the Cornelia Marie (TV Movie documentary) (executive producer) 2015

Deadliest Catch: Season 10 Revealed (TV Special) (executive producer) 2015

The Great Christmas Light Fight (TV Series) (executive producer - 3 episodes) 2013-2014
- Episode #2.1 (2014) ... (executive producer)
- A Christmas Shake Up (2013) ... (executive producer)
- Drive-Thru Display (2013) ... (executive producer)

The Great Halloween Fright Fight (TV Movie) (executive producer) 2014

Bering Sea Gold: Under the Ice (TV Series documentary) (executive producer - 22 episodes) 2012-2014
- Sunken Treasure (2014) ... (executive producer)
- Are We Rich? (2014) ... (executive producer)
- Let the Gold Games Begin (2014) ... (executive producer)
- Grounds for Divorce (2014) ... (executive producer)
- The Champagne Kiss Off (2014) ... (executive producer)

Show all 22 episodes

The Tomorrow People (TV Series) (executive producer - 17 episodes) 2013-2014
- Son of Man (2014) ... (executive producer)
- Kill Switch (2014) ... (executive producer)
- Modus Vivendi (2014) ... (executive producer)
- Endgame (2014) ... (executive producer)

Into New Genres
08 April 2021 | Deadline

Thom Beers Plants CBD Reality Series 'Kings Of Kush' At Vice TV
24 February 2021 | Deadline

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- Superhero (2014) ... (executive producer)
Show all 17 episodes

Deadliest Catch: Legend of the Northwestern (TV Movie documentary) (executive producer) 2014

American Hoggers (TV Series) (executive producer - 33 episodes) 2012-2013
- And the Winner Is (2013) ... (executive producer)
- Blazed and Confused (2013) ... (executive producer)
- Sweet Revenge (2013) ... (executive producer)
- Campbell vs. Campbell (2013) ... (executive producer)
- Hogwash (2013) ... (executive producer)
Show all 33 episodes

The Legend of Shelby the Swamp Man (TV Series) (executive producer - 5 episodes) 2013
- Swining & Dining (2013) ... (executive producer)
- Turtle Soup Tonight! (2013) ... (executive producer)
- Reelin' in the Beers (2013) ... (executive producer)
- The Swamptastic Journey (2013) ... (executive producer)
- Air Shelby (2013) ... (executive producer)

Deadliest Catch: An Epic Season (TV Special) (executive producer) 2013

Are You Tougher Than a Boy Scout? (TV Series) (executive producer - 6 episodes) 2013
- Face Plant (2013) ... (executive producer)
- Man vs. Scout (2013) ... (executive producer)
- Where Eagles Fly (2013) ... (executive producer)
- Buoy Scouts (2013) ... (executive producer)
- Ninja Scouts (2013) ... (executive producer)
Show all 6 episodes

Raising the Bar (TV Series) (executive producer - 4 episodes) 2013
- Team Hot Rod (2013) ... (executive producer)
- Team Tool Shed (2013) ... (executive producer)
- Team Robotics (2013) ... (executive producer)
- Team Monkey Business (2013) ... (executive producer)

Black Gold (TV Series documentary) (executive producer - 22 episodes) 2009-2013
- Episode dated 20 February 2013 (2013) ... (executive producer)
- Digging Deep (2013) ... (executive producer)
- Episode dated 6 February 2013 (2013) ... (executive producer)
- Aftermath (2013) ... (executive producer)
- Episode dated 23 January 2013 (2013) ... (executive producer)
Show all 22 episodes

Money Barn (TV Series) (co-executive producer) 2013

Bering Sea Gold: Back to the Dredge (TV Movie) (executive producer) 2012

Storage Wars: Texas (TV Series) (executive producer - 27 episodes) 2011-2012
- Pinatas and Ta-tas (2012) ... (executive producer)
- Aust-in-Translation (2012) ... (executive producer)
- Jenny Bears All (2012) ... (executive producer)
- Night of the Pondering Dead (2012) ... (executive producer)
- Bubbapocalypse Now (2012) ... (executive producer)
Show all 27 episodes

Deadliest Catch: Revelations (TV Movie documentary) (executive producer) 2012

1000 Ways to Die (TV Series documentary) (executive producer - 76 episodes) 2008-2012
- Crying Over Spilled Blood (2012) ... (executive producer)
- Death, the Final Frontier (2012) ... (executive producer)
- It's a Dead, Dead, Dead World (2012) ... (executive producer)
- Death Certificates (2012) ... (executive producer)
- Tweets from the Dead (2012) ... (executive producer)
Show all 76 episodes

America's Lost Treasures (TV Series) (executive producer - 1 episode) 2012
- Austin (2012) ... (executive producer)

Deadliest Catch: Best of Season 7 (TV Special) (executive producer) 2012

Bering Sea Gold: After the Dredge (TV Series) (executive producer - 2 episodes) 2012
- Gains and Losses (2012) ... (executive producer)
- Risks and Relations (2012) ... (executive producer)

Wild Justice (TV Series) (executive producer - 10 episodes) 2010-2011
- Born to Kill (2011) ... (executive producer)
- Gold Diggers (2011) ... (executive producer)
- Outlaw Hunters (2011) ... (executive producer)
- Night Patrol (2011) ... (executive producer)
- Pig Stalkers (2011) ... (executive producer)
Show all 10 episodes

IRT: Deadliest Roads (TV Series) (executive producer - 21 episodes, 2010 - 2011) (producer - 1 episode, 2010)
- Bull Run (2011) ... (executive producer)
- Landslide! (2011) ... (executive producer)
- King of the Road (2011) ... (executive producer)
- Dead Man's Canyon (2011) ... (executive producer)
- The Hangover (2011) ... (executive producer)
Show all 22 episodes

Around the World in 80 Ways (TV Series) (executive producer - 10 episodes) 2011
- Such Great Heights (2011) ... (executive producer)
- From Buffalo to Bangkok (2011) ... (executive producer)
- Riding Rickshaw (2011) ... (executive producer)
- Beasts of Burden (2011) ... (executive producer)
- Crash Buggies (2011) ... (executive producer)
Show all 10 episodes

The Edge of Life: Alaska (TV Series documentary) (producer) 2011

Whisker Wars (TV Series) (executive producer) 2011

Alaskan Monster Hunt: Hillstranded (TV Special) (executive producer) 2011

Coal (TV Series documentary) (executive producer - 7 episodes) 2011
- Brute Force and Bad Blood (2011) ... (executive producer)
- The Fight to Go Right (2011) ... (executive producer)
- Haunted by the Past (2011) ... (executive producer)
- A Mine Divided (2011) ... (executive producer)
- Out with the Coal, In with the New (2011) ... (executive producer)
Show all 7 episodes

Swords: Life on the Line (TV Series) (executive producer - 11 episodes) 2009-2011
- The Storm of the Century (2011) ... (executive producer)
- Long Lines and Short Tempers (2011) ... (executive producer)
- Gamblers and Legends (2011) ... (executive producer)
- Pay Out (2009) ... (executive producer)
- A Perfect Storm (2009) ... (executive producer)
Show all 11 episodes

Inspector America (TV Series documentary) (executive producer - 4 episodes) 2011
- Abandoned (2011) ... (executive producer)
- Dam This City (2011) ... (executive producer)
- Shaky Foundations (2011) ... (executive producer)
- A Bridge Too Old (2011) ... (executive producer)

Coal 2011 (TV Series) (producer) 2011

Pitchmen (TV Series) (executive producer - 5 episodes) 2011
- On a Wing and a Prayer (2011) ... (executive producer)
- Fighting Shape (2011) ... (executive producer)
- Wave of Success (2011) ... (executive producer)
- The Cutting Edge (2011) ... (executive producer)
- The New Gun in Town (2011) ... (executive producer)

Lobstermen (TV Series documentary) (executive producer - 7 episodes, 2009 - 2010) (coordinating producer - 1 episode, 2010)
- The Sea Hath No King (2010) ... (coordinating producer) / (executive producer)
- A Captain for All Seasons (2010) ... (executive producer)

- Storm of the Season (2009) ... (executive producer) - Here Come the Crabs (2009) ... (executive producer) - Breaking Point (2009) ... (executive producer) Show all 7 episodes	
Cut It in Half: Airplane (TV Special) (executive producer)	2010
Cut It in Half: Firetruck (TV Special) (executive producer)	2010
1000 Ways to Lie (TV Movie documentary) (executive producer)	2010
Shark Taggers (TV Series) (executive producer)	2009
Tornado Road (TV Series) (executive producer - 6 episodes) - The Rapture (2009) ... (executive producer) - Love and Hate (2009) ... (executive producer) - The Hurricane (2009) ... (executive producer) - The Pressure (2009) ... (executive producer) - The Storm (2009) ... (executive producer) Show all 6 episodes	2009
Motor City Motors (TV Series) (executive producer)	2009
Bristol Bay Brawl (TV Series) (executive producer)	2009
Verminators (TV Series) (executive producer - 22 episodes) - Emergency! Closure! (2009) ... (executive producer) - Lights! Camera! Vermin! (2009) ... (executive producer) - Polly Wants Revenge (2009) ... (executive producer) - Deadly Desert (2009) ... (executive producer) - Wild West Skunks (2009) ... (executive producer) Show all 22 episodes	2008-2009
The Colony (TV Series) (executive producer - 5 episodes) - Loss and Communication (2009) ... (executive producer) - A Stranger Among Us (2009) ... (executive producer) - Safety and Security (2009) ... (executive producer) - Power Struggle (2009) ... (executive producer) - Arrival and Survival (2009) ... (executive producer)	2009
Deadliest Sea (TV Movie) (executive producer)	2009
Pitchman: A Tribute to Billy Mays (TV Movie documentary) (executive producer)	2009
Iditarod (TV Series documentary) (executive producer - 5 episodes) - Nome or Bust (2008) ... (executive producer) - Chase on the Yukon (2008) ... (executive producer) - The King and the Pauper (2008) ... (executive producer) - Surviving the Alaska Range (2008) ... (executive producer) - The Last Great Race (2008) ... (executive producer)	2008
America's Toughest Jobs (TV Series) (executive producer - 1 episode) - Mountain Rescue (2008) ... (executive producer)	2008
L.A. Hard Hats (TV Series) (executive producer - 1 episode) - Race to the Finish (2008) ... (executive producer)	2008
America's Port (TV Series) (executive producer - 1 episode) - Missing Man (2008) ... (executive producer)	2008
Motorcycle Mania IV (TV Special) (executive producer)	2007
Resolutionaries (TV Series) (executive producer)	2007
More Crazy Christmas Lights (TV Special) (executive producer)	2007
Tattoo Wars (TV Series) (executive producer - 6 episodes) - Seth Ciferri vs. Michelle Myles (2007) ... (executive producer) - Deano Cook vs. Tom Renshaw (2007) ... (executive producer) - Guy Aitchison vs. Aaron Cain (2007) ... (executive producer) - Nikko Hurtado vs. Steven Morris (2007) ... (executive producer) - Leo Zulueta vs. Rory Keating (2007) ... (executive producer) Show all 6 episodes	2007
Ice Road Truckers: Off the Ice (TV Movie documentary) (executive producer)	2007
Lobster Wars (TV Series) (executive producer)	2007
Plastic Surgery: Before & After (TV Series documentary) (executive producer - 9 episodes) - Destination Restoration (2007) ... (executive producer) - Beautiful or Bust (2007) ... (executive producer) - Face Forward (2007) ... (executive producer) - Reality Exposed (2007) ... (executive producer) - Beneath the Skin (2004) ... (executive producer) Show all 9 episodes	2002-2007
Deadliest Catch: Behind the Scenes (TV Movie documentary) (executive producer)	2007
Deadliest Catch: Best of Season 2 (TV Movie) (executive producer)	2007
Biker Build-Off (TV Series documentary) (executive producer - 6 episodes) - Chica vs. Barragan (2007) ... (executive producer) - Brian Klock vs. Jason Hart (2005) ... (executive producer) - Jerry Covington vs. Warren Vesley (2005) ... (executive producer) - Indian Larry Tribute (2005) ... (executive producer) - Trevelen vs. Paul Cox and Keino (2005) ... (executive producer) Show all 6 episodes	2004-2007
Chase 'n Madi (Short) (executive producer)	2006
Holiday Madness (TV Series) (executive producer)	2006
Milk Carton Kids (TV Series) (executive producer)	2006
Fugitive Strike Force (TV Series) (executive producer)	2006
The Messengers (TV Series) (executive producer)	2006
Lobstermen: Jeopardy at Sea (TV Series documentary) (executive producer)	2006
Monster House (TV Series) (executive producer - 2 episodes) - Pirate House (2006) ... (executive producer) - Discovery Fun House (2005) ... (executive producer)	2005-2006
Dead Tenants (TV Series) (executive producer - 2 episodes) - Lost Souls (2005) ... (executive producer: Original Productions) - A Rose in the Junkyard (2005) ... (executive producer: Original Productions)	2005
Into the Firestorm (TV Series) (executive producer - 1 episode) - The Burnout (2005) ... (executive producer)	2005
Ballroom Bootcamp (TV Series) (executive producer - 3 episodes) - The Producer, the Athlete and the Single Mom (2005) ... (executive producer) - The Comic, the Entrepreneur and the Drama Queen (2005) ... (executive producer) - The Party Girl, the Rocker and the Country Kid (2005) ... (executive producer)	2005
Boom! (TV Series) (executive producer)	2005
America's Deadliest Season: Alaskan Crab Fishing (TV Mini Series documentary) (executive producer)	2004
Motorcycle Mania III (TV Movie documentary) (executive producer) / (producer)	2004
Monster Nation (TV Mini Series) (executive producer)	2004
How to Monsterize Everything (TV Movie documentary) (executive producer)	2004
Wing Nuts (TV Series) (executive producer)	2004
Monster Games (TV Movie) (producer)	2004
Drive Shaft (TV Series) (executive producer)	2003
The Great Biker Build Off (TV Series) (executive producer)	2003
The Twisted Lives of Contortionists (TV Movie documentary) (producer)	2003
Motorcycle Women (TV Movie documentary) (executive producer)	2002
Impact: Stories of Survival (TV Series documentary) (executive producer - 10	2002

episodes)
- Drag Race Disaster (2002) ... (executive producer)
- Cyclist Run Over (2002) ... (executive producer)
- Bear Attack (2002) ... (executive producer)
- Snowmobile Slam (2002) ... (executive producer)
- Rappel Gone Wrong (2002) ... (executive producer)

Show all 10 episodes

Crash Files (TV Series documentary) (executive producer - 1 episode) 2002
- JFK, Jr. (2002) ... (executive producer)

Monster Garage (TV Series) (executive producer - 2 episodes) 2002
- Firetruck (2002) ... (executive producer)
- White Trash (2002) ... (executive producer)

Extreme Hawaii (TV Movie documentary) (executive producer) 2001

Las Vegas Weddings (TV Movie documentary) (executive producer) 2001

Harley Davidson: Birth of the V-Rod (TV Movie documentary) (executive producer) 2001

The Road to Miss America (TV Special documentary) (supervising producer) 2000

Inside Wrestling School (TV Movie documentary) (executive producer) 2000

Deadliest Job in the World (TV Movie documentary) (producer) 1999

Wild Things (TV Series) (senior producer) 1998

Biker Women (TV Movie documentary) (executive producer) 1996

The Amazon Warrior (producer) 1996

Cousteau: My First 85 Years (TV Movie documentary) (supervising producer) 1995

The Building (TV Series) (executive producer - 5 episodes) 1993
- Yakkity Yak Don't Talk (1993) ... (executive producer)
- Father Knows Best (1993) ... (executive producer)
- The Waiting Game (1993) ... (executive producer)
- Damned If You Do (1993) ... (executive producer)
- Pilot (1993) ... (executive producer)

Captain Planet and the Planeteers (TV Series short) (supervising producer - 26 episodes) 1990-1991
- Heat Wave (1991) ... (supervising producer: TBS)
- Two Futures: Part 2 (1991) ... (supervising producer: TBS)
- Two Futures: Part 1 (1991) ... (supervising producer: TBS)
- Mission to Save Earth: Part 2 (1991) ... (supervising producer: TBS)
- Mission to Save Earth: Part 1 (1991) ... (supervising producer: TBS)

Show all 26 episodes

Network Earth (TV Series documentary) (executive producer - 1 episode) 1990
- Ring of Death ... (executive producer)

The Day of Five Billion (TV Movie documentary) (producer) 1987

World of Audubon (TV Series documentary) (supervising producer) 1984

Writer (6 credits)

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1000 Ways to Die (TV Series documentary) (creator - 2 episodes) 2009-2012
- Enter the Ferret (2012) ... (creator)
- Death on Arrival (2009) ... (creator)

The Twisted Lives of Contortionists (TV Movie documentary) 2003

Extreme Hawaii (TV Movie documentary) 2001

Harley Davidson: Birth of the V-Rod (TV Movie documentary) 2001

Deadliest Job in the World (TV Movie documentary) 1999

Captain Planet and the Planeteers (TV Series short) (developed by - 52 episodes, 1990 - 1992) (developer - 13 episodes, 1992)
- The Night of the Wolf (1992) ... (creator)
- If It's Doomsday, This Must Be Belfast (1992) ... (creator)
- A Formula for Hate (1992) ... (creator)
- Hog Tide (1992) ... (creator)
- Canned Hunt (1992) ... (creator)

Show all 65 episodes

Additional Crew (4 credits)

Hide

The American Farm (TV Series documentary) (narrated by - 7 episodes) 2019
- Never Give Up (2019) ... (narrated by)
- Make Or Break (2019) ... (narrated by)
- On The Brink (2019) ... (narrated by)
- Chasing the Dream (2019) ... (narrated by)
- Invading Hordes (2019) ... (narrated by)

Show all 7 episodes

Ski Bum: The Warren Miller Story (Documentary) (creative consultant) 2019

Plastic Surgery: Before & After (TV Series documentary) (narrator - 9 episodes) 2002-2007
- Destination Restoration (2007) ... (narrator)
- Beautiful or Bust (2007) ... (narrator)
- Face Forward (2007) ... (narrator)
- Reality Exposed (2007) ... (narrator)
- Beneath the Skin (2004) ... (narrator)

Show all 9 episodes

Impact: Stories of Survival (TV Series documentary) (narrator - 7 episodes) 2002
- Drag Race Disaster (2002) ... (narrator)
- Cyclist Run Over (2002) ... (narrator)
- Snowmobile Slam (2002) ... (narrator)
- Rappel Gone Wrong (2002) ... (narrator)
- Shark Attack (2002) ... (narrator)

Show all 7 episodes

Director (7 credits)

Hide

1000 Ways to Lie (TV Movie documentary) 2010

1000 Ways to Die (TV Series documentary) (5 episodes) 2008-2009
- Death Bites! (2009)
- I See Dead People (And They're Cracking Me Up) (2009)
- Cure for the Common Death (2009)
- Death Be Not Stupid (2009)
- Life Will Kill You (2008)

Swords: Life on the Line (TV Series) 2009

The Twisted Lives of Contortionists (TV Movie documentary) 2003

Extreme Hawaii (TV Movie documentary) 2001

Inside Wrestling School (TV Movie documentary) 2000

Deadliest Job in the World (TV Movie documentary) 1999

Production manager (7 credits)

Hide

Building Pyramids (TV Movie documentary) (executive in charge of production) 1999

Death Rituals (TV Movie documentary) (executive in charge of production) 1997

Mysteries of the Ancient Maya (TV Movie documentary) (executive in charge of production) 1997

Wings Over the Serengeti (TV Movie documentary) (executive in charge of production) 1995

Cuba's Lost Treasure (TV Movie documentary) (executive in charge of production) 1993

One Child, One Voice (TV Movie documentary) (executive in charge of production) 1992

Only One Earth (TV Mini Series documentary) (production manager) 1987

Camera and Electrical Department (1 credit)

Hide

Deadliest Job in the World (TV Movie documentary) (camera operator) 1999

Self (60 credits) Hide

Hot Wheels: 50th Anniversary Special (TV Movie documentary) (voice) 2018

Storage Wars (TV Series) 2010-2017
Narrator / Self - Host
- Some Mo' Mr. Nice Guy (2017) ... Narrator
- Preaching to the Buyer (2017) ... Narrator
- Buyerina (2017) ... Narrator
- One Girl's Trinket is Another Man's Treasure (2017) ... Narrator
- A Fistful of Dollar (2017) ... Narrator
Show all 169 episodes

Ice Road Truckers (TV Series documentary) 2007-2017
Narrator
- Jackknife Jeopardy (2017) ... Narrator (voice)
- The Ice Is Right (2017) ... Narrator (voice)
- Icy Alliance (2015) ... Narrator
- Hell Freezes Over (2015) ... Narrator
- Mother Nature Scorned (2015) ... Narrator
Show all 122 episodes

Ax Men (TV Series documentary) 2008-2016
Self / Narrator
- Back in Black (2016) ... Narrator
- Reunited and Feels Like Wood (2016) ... Narrator
- Take This Log and Shove It (2016) ... Narrator
- Getting a Leg Up (2016) ... Narrator
- Every Log Has Its Day (2016) ... Narrator
Show all 150 episodes

2015 Primetime Creative Arts Emmy Awards (TV Special) 2015
Self - Winner

Antiques Roadshow (TV Series) 2015
Self - Host
- Charleston (Hour Three) (2015) ... Self - Host

2014 Primetime Creative Arts Emmy Awards (TV Special) 2014
Self - Winner

Deadliest Catch: Behind the Lens (TV Movie documentary) 2014
Self - Creator & Executive Producer

Storage Wars: Texas (TV Series) 2013-2014
Self - Narrator
- Moe's Def (2014) ... Self - Narrator
- For the Benefit of Mr. Charles (2014) ... Self - Narrator
- Waltz Across Texas (2013) ... Self - Narrator
- Puffy the Auction Slayer (2013) ... Self - Narrator
- Everything's Comin Up Sonny! (2013) ... Self - Narrator
Show all 34 episodes

Storage Wars: New York (TV Series) 2013
Self - Narrator
- A Few Good Bids (2013) ... Self - Narrator
- Bidding in the Rain (2013) ... Self - Narrator
- School of Lock (2013) ... Self - Narrator
- Breaking Bank (2013) ... Self - Narrator
- The Forgotten Borough (2013) ... Self - Narrator
Show all 14 episodes

Bering Sea Gold (TV Series) 2012-2013
Narrator / Self - Host
- Getting to the Bottom (2013) ... Narrator (voice)
- The American Dream (2013) ... Narrator (voice)
- And No More Shall We Part (2013) ... Narrator (voice)
- Gold Stress (2013) ... Narrator (voice)
- Don't Tell Me to Chillax! (2013) ... Narrator (voice)
Show all 22 episodes

Today (TV Series) 2013
Self - Guest
- Episode dated 13 March 2013 (2013) ... Self - Guest

Bering Sea Gold: Back to the Dredge (TV Movie) 2012
Self

Bering Sea Gold: Under the Ice (TV Series documentary) 2012
Narrator / Self - Host & Executive Director
- After the Dredge: Part 1 (2012) ... Self - Host & Executive Director
- Leads to an End (2012) ... Narrator (voice)
- Fractures on the Mend (2012) ... Narrator (voice)
- All for Naught (2012) ... Narrator (voice)
- Smoke Under Ice (2012) ... Narrator (voice)
Show all 6 episodes

2012 Primetime Creative Arts Emmy Awards (TV Special) 2012
Self - Presenter

Deadliest Catch: Behind the Scenes (TV Movie documentary) 2012
Self - Creator & Executive Producer

Last Call with Carson Daly (TV Series) 2008-2012
Self
- Episode dated 3 April 2012 (2012) ... Self
- Episode dated 17 September 2008 (2008) ... Self

Bering Sea Gold: After the Dredge (TV Series) 2012
Self - Host & Executive Producer: Bering Sea Gold
- Gains and Losses (2012) ... Self - Host & Executive Producer: Bering Sea Gold
- Risks and Relations (2012) ... Self - Host & Executive Producer: Bering Sea Gold

Wild Justice (TV Series) 2010-2011
Narrator / Self
- Born to Kill (2011) ... Self / Narrator
- Gold Diggers (2011) ... Narrator
- Outlaw Hunters (2011) ... Narrator
- Night Patrol (2011) ... Narrator
- Pig Stalkers (2011) ... Narrator
Show all 10 episodes

IRT: Deadliest Roads (TV Series) 2010-2011
Narrator
- Bull Run (2011) ... Narrator
- Landslide! (2011) ... Narrator
- King of the Road (2011) ... Narrator
- Dead Man's Canyon (2011) ... Narrator
- The Hangover (2011) ... Narrator
Show all 23 episodes

Your Powers Combined: The Story of Captain Planet (Video documentary short) 2011
Self

Media City (TV Series) 2011
Self
- Reality Check: Creating a Show (2011) ... Self

Biography (TV Series documentary) 2010
Self
- Jesse James (2010) ... Self

The Colony (TV Series) 2009-2010
Narrator
- A New Beginning (2010)
- Exodus (2009) ... Narrator
- Loss and Communication (2009) ... Narrator
- A Stranger Among Us (2009) ... Narrator
- Safety and Security (2009) ... Narrator
Show all 8 episodes

Doc Talk (TV Series) 2010
Self
- Episode #5.3 (2010) ... Self

Tornado Road (TV Series) — 2009
Narrator
- The Rapture (2009) ... Narrator
- Love and Hate (2009) ... Narrator
- The Hurricane (2009) ... Narrator
- The Pressure (2009) ... Narrator
- The Storm (2009) ... Narrator

Show all 6 episodes

Lobstermen (TV Series documentary) — 2009
Self
- Land of the Giants (2009) ... Self

Black Gold (TV Series documentary) — 2008-2009
Narrator
- Episode #2.8 (2009) ... Narrator
- Episode #2.7 (2009) ... Narrator
- Episode #2.6 (2009) ... Narrator
- Episode #2.5 (2009) ... Narrator
- Episode #2.4 (2009) ... Narrator

Show all 15 episodes

Pitchman: A Tribute to Billy Mays (TV Movie documentary) — 2009
Narrator

Pitchmen (TV Series) — 2009
Self - Narrator / Narrator
- Revenge of the Pitchmen (2009) ... Self - Narrator (voice)
- Crunch Time (2009) ... Self - Narrator (voice)
- Tale of Three Billys (2009) ... Self - Narrator (voice)
- Tool Guys (2009) ... Narrator
- Spotting Talent (2009) ... Narrator

Show all 7 episodes

America's Toughest Jobs (TV Series) — 2008
Narrator
- Mountain Rescue (2008) ... Narrator (voice)
- Bridge Crew (2008) ... Narrator (voice)
- Bullfighting (2008) ... Narrator (voice)
- Monster Trucks (2008) ... Narrator (voice)
- Gold Digging (2008) ... Narrator (voice)

The Bonnie Hunt Show (TV Series) — 2008
Self
- Episode dated 26 September 2008 (2008) ... Self

Up Close with Carrie Keagan (TV Series) — 2008
Self
- Episode dated 29 August 2008 (2008) ... Self

L.A. Hard Hats (TV Series) — 2008
Narrator
- Race to the Finish (2008) ... Narrator
- Pipe Pullers (2008) ... Narrator
- Sparkies (2008) ... Narrator
- House of Glass (2008) ... Narrator
- Rod Busters (2008) ... Narrator

Show all 7 episodes

1000 Ways to Die (TV Series documentary) — 2008
Self - Narrator
- Hard Lives, Easy Deaths (2008) ... Self - Narrator (voice)
- Life Will Kill You (2008) ... Self - Narrator (voice)

America's Port (TV Series) — 2008
Self / Narrator
- Black Market Bust (2008) ... Self / Narrator
- Missing Man (2008) ... Self / Narrator

Lobster Wars (TV Series) — 2007
Narrator
- The Final Push (2007) ... Narrator (voice)
- Fighting Fatigue (2007) ... Narrator (voice)
- Back to the Battleground (2007) ... Narrator (voice)
- Cheating Death and Cashing In (2007) ... Narrator (voice)
- Pounded by the Storm (2007) ... Narrator (voice)

Show all 6 episodes

Deadliest Catch: Behind the Scenes (TV Movie documentary) — 2007
Self - Executive Producer

After the Catch (TV Series documentary) — 2007
Self
- On the Edge (2007) ... Self

Monster House (TV Series) — 2005-2006
Narrator
- Motocross House (2006) ... Narrator (voice)
- Farewell House (2006) ... Narrator (voice)
- Ball House (2006) ... Narrator (voice)
- Pirate House (2006) ... Narrator (voice)
- Airplane House (2005) ... Narrator (voice)

Show all 11 episodes

Dead Tenants (TV Series) — 2005
Self - Narrator
- Lost Souls (2005) ... Self - Narrator (voice)

The Great Biker Build Off (TV Series) — 2003
Narrator

Monster Garage (TV Series) — 2003
Narrator
- West Coast Clipper (2003) ... Narrator (voice)

Phobia: Bacillophobia (TV Movie documentary) — 2003
Narrator

Phobia: Ophidiophobia (TV Movie documentary) — 2003
Narrator

Phobia: Acrophobia (TV Movie documentary) — 2002
Narrator

Phobia: Amaxophobia (TV Movie documentary) — 2002
Narrator

Phobia: Arachnophobia (TV Movie documentary) — 2002
Narrator

Phobia: Astraphobia (TV Movie documentary) — 2002
Narrator

Phobia: Aviophobia (TV Movie documentary) — 2002
Narrator

Phobia: Claustrophobia (TV Movie documentary) — 2002
Narrator

Phobia: Coulrophobia (TV Movie documentary) — 2002
Narrator

Phobia: Gephyrophobia (TV Movie documentary) — 2002
Narrator

Phobia: Nyctophobia (TV Movie documentary) — 2002
Narrator

Phobia: Trypanophobia (TV Movie documentary) — 2002
Narrator

Plastic Surgery: Before & After (TV Series documentary) — 2002
Narrator
- Second to None ... Narrator
- Back to Basics ... Narrator
- Facing Tomorrow ... Narrator
- New Balance ... Narrator

Phobia: Musophobia (TV Movie documentary) — 2002

Impact: Stories of Survival (TV Series documentary) Narrator (2002) (voice)		2002
Self Portrait: Tomasz Tomaszewski (TV Movie documentary) Narrator		2001
One Child, One Voice (TV Movie documentary) Self		1992

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